SPECIAL MEETING OF SHAREHOLDERS

A special meeting of the shareholders of the CypressTree Senior Floating Rate Fund (the "Fund") was held at the offices of the Fund, 286 Congress Street, Boston, Massachusetts, at 10:00 AM on April 20, 2001, for the purpose of considering an Agreement and Plan of Reorganization as described in a Notice of Special Meeting of Shareholders and Proxy/Prospectus mailed on or about March 12, 2001.

Present:	American General Asset Management Corp.
		John I. Fitzgerald
		Thomas J. Brown
		George MacNeil

The meeting was called to order to Mr. Fitzgerald, who presided as Chairman of the meeting and also acted as Secretary.

Mr. Fitzgerald reported that the number of shares entitled to vote, as of the record date, February 15, 2001, are:

CypressTree Senior Floating Rate Fund	6,010,964

Mr. Fitzgerald reported that the Fund has solicited proxies from shareholders by mailing certain proxy materials to shareholders on or about March 12, 2001. As set forth in the proxies, Thomas J. Brown, John N. Packs and John I. Fitzgerald, and each of them, were appointed to vote the proxies, received at the special meeting of shareholders. Mr. Fitzgerald reported the results of such solicitation had been tabulated by Equiserve, Automated Data processing and Shareholder Communications corporation, and a quorum had been reached and then declared the meeting to be regularly constituted. He directed the proxy results, as set forth in the letter dated April 20, 2001 from Shareholder Communications Corporation to him (the "SCC Letter") be appended to the minutes of this meeting. The proxies will be voted by Mr. Brown with the number of shares as set forth in the SCC Letter. Such proxies were voted by Mr. Brown as reflected below:

Proposal 1.	Approval of  the agreement and Plan or reorganization
providing for the acquisition of all of the assets and liabilities of the CypressTree Senior Floating Rate Fund by the North American Senior floating Rate Fund in exchange for Class D shares of the North American Senior Floating Rate Fund and the subsequent liquidation and dissolution of the CypressTree Senior Floating Rate Fund.

Required Vote:	The affirmative vote of a "majority of the outstanding
voting securities" of the Fund which means the affirmative vote of the lesser of (i) 67% or more of the shares of the Fund present at the meeting if more than 50% of the outstanding shares are present or represented by proxy at the meeting; or (ii) more than 50% of the outstanding shares of the Fund.

Upon motion duly made and seconded, Mr. Brown voted proxies as follows:

Share for:		3,10,884
Shares against:	87,507
Abstain:		127,984

The required vote being obtained, the Agreement and Plan of Reorganization was declared to be duly adopted and approved.
Adjournment:
There being no further business, the meeting was adjourned.

John I. Fitzgerald
Chairman of the Meeting

John I. Fitzgerald
Secretary of the Meeting

Approved by the Shareholders on:  April 20, 2001